                                                                      EXHIBIT 50

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                     INTEROIL'S SECOND SHIPMENT OF REFINERY
                            EQUIPMENT LEAVES HOUSTON

MAY 1, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with offices in The Woodlands, TX today announced that the second major shipment of refinery equipment departed from Houston, on May 1, 2003. This shipment consists of major equipment including refinery process vessels as well as the main heaters for the refinery. Construction work on the refinery jetty is nearing completion and as the items in this current shipment are too large for transport by road from Port Moresby, InterOil's own facilities will be utilized for off-loading the equipment directly at the refinery site. It is anticipated that the current shipment will arrive in Papua New Guinea on or around June 5, 2003. A final shipment to include the balance of the refinery equipment, primarily process columns, is scheduled to depart Houston in June 2003.

         Phil Mulacek, CEO of InterOil said "We are gratified to see the continuing progress toward completion of the refinery with construction proceeding strongly."

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600